Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-144414

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 1 DATED OCTOBER 31, 2008

TO THE PROSPECTUS DATED OCTOBER 1, 2008

This document supplements, and should be read in conjunction with, our prospectus dated October 1, 2008 relating to our offering of 375,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	a change to the suitability standards applicable to investors in Michigan; and

•	a change to the minimum purchase amount for Tennessee investors.

Michigan Suitability Standards

As of November 11, 2008, in addition to the general suitability standards described in the prospectus, Michigan investors must also have a net worth of at least 10 times their investment in us and our affiliates.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution — Suitability Standards” in the prospectus for a detailed discussion of the determinations regarding suitability that we require.

Minimum Purchase Amount for Tennessee Investors

As of November 11, 2008, the minimum initial purchase amount for Tennessee investors is $2,500.